SECURITIES AND EXCHANGE COMMISSION

04017734

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A) Amendment
PART III

SEC FILE NUMBER
8- 53629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers Banc Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 Paces Ferry Road
(No. and Street)

Atlanta, Georgia 30339
(City) (State) (Zip Code)

RECEIVED MAR 26 2004 187 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brad Jones 770-805-2080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

1800 North Tower, 235 Peachtree Street, NE Atlanta, GA 30303
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, FRANK W. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANKERSBANC CAPITAL CORP., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN DAVIS WILSON NOTARY EXPIRES GEORGIA OCT. 3, 2006 PUBLIC FULTON COUNTY

Notary Public

Signature

MANAGING DIRECTOR

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Financial Statements

and Supplemental Schedule

December 31, 2003 and 2002

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder
BankersBanc Capital Corporation:

We have audited the accompanying balance sheets of BankersBanc Capital Corporation (a wholly owned subsidiary of Community Financial Services, Inc.) as of December 31, 2003 and 2002, and the related statements of earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BankersBanc Capital Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
January 23, 2004

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Board of Directors and Shareholder
BankersBanc Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of BankersBanc Capital Corporation (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
January 23, 2004

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Cash	$1,358,681	626,917
Furniture and equipment, net	31,826	34,774
Other assets	12,866	11,676
	$1,403,373	673,367
Liabilities and Stockholder's Equity		
Commissions and profit sharing payable	$ 409,062	176,471
Income taxes payable to Parent	71,677	36,560
Accounts payable and other liabilities	6,351	7,216
Total liabilities	487,090	220,247
Stockholder's equity:		
Preferred stock; $0.01 par value, 25,000 shares authorized, no shares issued and outstanding	-	-
Common stock; $0.01 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	499,990	499,990
Retained earnings	416,283	(46,880)
Total stockholder's equity	916,283	453,120
	$1,403,373	673,367

See accompanying notes to financial statements.

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Statements of Earnings

For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Investment banking fees	$ 1,330,650	651,667
Advisory fees	1,190,227	185,000
Other	95,500	15,810
Total revenue	2,616,377	852,477
Operating expenses:		
Salaries, commissions and employee benefits	1,517,596	461,649
Professional and other fees	239,126	134,189
Occupancy	48,087	61,132
Other operating	91,478	104,941
Total operating expenses	1,896,287	761,911
Earnings before income taxes	720,090	90,566
Income tax expense	256,927	29,795
Net earnings	$ 463,163	60,771

See accompanying notes to financial statements.

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Statements of Stockholder's Equity

For the Years Ended December 31, 2003 and 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2001	1,000	$10	499,990	(107,651)	392,349
Net earnings	-	-	-	60,771	60,771
Balance, December 31, 2002	1,000	10	499,990	(46,880)	453,120
Net earnings	-	-	-	463,163	463,163
Balance, December 31, 2003	1,000	$10	499,990	416,283	916,283

See accompanying notes to financial statements.

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net earnings	$ 463,163	60,771
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	7,798	3,665
Change in:		
Other assets	(1,190)	43,895
Commissions and profit sharing payable	232,591	176,471
Income taxes payable to Parent	35,117	36,560
Accounts payable and other liabilities	(865)	(6,919)
Net cash provided by operating activities	736,614	314,443
Cash used in investing activities, consisting of purchases of furniture and equipment	(4,850)	(38,439)
Net change in cash	731,764	276,004
Cash, beginning of year	626,917	350,913
Cash, end of year	$1,358,681	626,917
Supplemental disclosure of cash flow information:		
Cash (paid) received during the year for income taxes	$ (213,000)	55,740

See accompanying notes to financial statements.

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Notes to Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Business
BankersBanc Capital Corporation (the "Company") was incorporated under the laws of the State of Georgia on October 1, 2001 and capitalized on October 31, 2001. The Company is registered as a nonclearing broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company operates principally as an investment banker.

Relationship with Affiliate
The Company's operations are integrally dependent on the operations of Community Financial Services, Inc., the Company's parent, and The Bankers Bank, an affiliate by common ownership. Substantially all income of the Company results directly from these affiliates' activities.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Furniture and Equipment
Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Revenue Recognition
Investment banking fees and related commission expense are recorded at closing of the securities offerings for which the Company is serving as investment banker.

Advisory fees are recorded as set forth in the engagement letter and upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

Income Taxes
Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period in which the enactment date is included.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, the Company evaluates the probability of being able to realize the future benefits indicated by such assets. A valuation allowance is provided for a portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Reclassifications
Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

(2) Employee Benefit Plan

Subject to certain service requirements, substantially all employees of the Company are covered by a 401(k) defined contribution plan that is sponsored by The Bankers Bank. Contributions to the plan in excess of the required three percent match are determined annually by the Board of Directors. Company contributions to the plan for the years ended December 31, 2003 and 2002 totaled approximately $2,500 and $1,300, respectively.

(3) Income Taxes

The components of income tax expense for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Current	$248,117	41,471
Deferred	8,810	(11,676)
Income tax expense	$256,927	29,795

The Company's income tax expense does not differ significantly from the amounts computed by applying the combined federal and state income tax rates to earnings before income taxes.

The following summarizes the components of the net deferred tax asset, which is included in other assets:

	2003	2002
Deferred tax assets:		
Deferred start-up costs	$ 7,033	9,340
Other	-	6,212
Total gross deferred tax assets	7,033	15,552
Deferred tax liability relating solely to furniture and equipment	4,167	3,876
Net deferred tax asset	$ 2,866	11,676

The Company is included in the consolidated income tax returns of its parent company. Pursuant to a Tax Allocation Agreement with its parent company, the Company computes the income tax effect of its operations on a stand alone basis (except that the income taxes are computed at the blended income tax rates that are expected to apply to the consolidated group), and remits to the parent company the amount, if any, of income taxes that would be currently payable as a result of its operations.

(4) Related Parties

The Company has a Support and Services Agreement with The Bankers Bank whereby certain of The Bankers Bank's employees provide certain human resources, accounting, internal audit and compliance services to the Company in exchange for a monthly service fee of $3,200 and also provide systems development and information technology support services, as needed, for a fee based on the hourly rate of the employees performing such services. Total fees paid to The Bankers Bank for these services in 2003 and 2002 were approximately $40,000 each year.

The Company also subleases from The Bankers Bank certain office space pursuant to an operating sublease agreement that expires April 30, 2004. Monthly rental for this space is $1,567. During 2003 and 2002, the Company incurred approximately $18,000 and $43,000, respectively, in rent expense on this lease.

(5) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-l") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $871,591, which was $839,119 in excess of its required net capital of $32,472. The Company's ratio of aggregate indebtedness to net capital was .56 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

SUPPLEMENTAL

SCHEDULE

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Computation of Net Capital:	
Stockholder's equity	$ 916,283
Nonallowable assets	44,692
Net capital	871,591
Minimum net capital	32,472
Net capital in excess of requirement	$ 839,119
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 487,090
Ratio of aggregate indebtedness to net capital	.56 to 1
Reconciliation with Company's computation included in Part II of its FOCUS reports as of December 31, 2003:	
Net capital as reported in Part II (unaudited)	$874,536
Impact of classification corrections between other assets and other liabilities	(2,945)
Net capital as presented above	$871,591